UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
(Amendment No. 3)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
AGILYSYS, INC.
(Name of Issuer)
AGILYSYS, INC.
(Names of Filing Persons (Offeror and Issuer))
Common Shares, without par value
(Title of Class of Securities)
00847J105
(CUSIP Number of Class of Securities)

Copy to:
Rita A. Thomas, Esq. Vice President, Corporate Counsel and Assistant Secretary 28925 Fountain Parkway Solon, Ohio 44139 Telephone: (440) 720-8500	Arthur C. Hall III, Esq. Calfee, Halter & Griswold LLP 1400 KeyBank Center 800 Superior Avenue Cleveland, Ohio 44114-2688 Telephone: (216) 622-8200

(Name, address and telephone number of person authorized to
receive notices and communications on behalf of filing person)
CALCULATION OF FILING FEE*

Transaction Valuation* $111,000,000	Amount of Filing Fee** $3,407.70

*	Calculated solely for purposes of determining the filing fee. This amount is based on the purchase of 6,000,000 common shares at the maximum tender offer price of $18.50 per share.
**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $30.70 per $1,000,000 of the value of the transaction.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
	Amount Previously Paid:	$3,407.70	Filing Party:	Agilysys, Inc.
	Form or Registration No.:	Schedule TO-I	Date Filed:	August 21, 2007
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☑	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑

SIGNATURE
EX (A)(5)(VI)

SCHEDULE TO
     This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “Commission”) on August 21, 2007 (the “Schedule TO”), as amended and supplemented by Amendment No. 1 and Amendment No. 2 thereto filed with the Commission on September 17, 2007 and September 20, 2007, respectively, and relates to the offer by Agilysys, Inc., an Ohio corporation (the “Company”), to purchase up to 6,000,000 of its common shares, without par value (the “Shares”), at a price not greater than $18.50 nor less than $16.25 per Share (such per Share purchase price, the “Purchase Price”), net to the seller in cash, without interest. The offer is subject to the terms and conditions set forth in the Offer to Purchase, dated August 21, 2007 (the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal”), previously filed as Exhibits (a)(1)(i) and (a)(1)(ii) to the Schedule TO, respectively, which, together with any amendments or supplements to either, collectively constitute the “Tender Offer.” This Amendment No. 3 to Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended. Unless the context requires otherwise, all references to “Shares” shall include all the associated common share purchase rights issued pursuant to the Rights Agreement, dated as of April 27, 1999, by and between the Company and National City Bank. The information contained in the Tender Offer is incorporated herein by reference in response to all of the items in the Schedule TO, as amended, except as specifically provided herein.
     This Amendment is filed to incorporate the press release dated September 26, 2007 that announced the final results of the Tender Offer.
11. Additional information.
     The information set forth in Item 11(b) is hereby amended and supplemented by the following:
•	On September 26, 2007, the Company issued a press release announcing the final results of the Tender Offer, which expired at 5:00 p.m., Eastern Time, on Wednesday, September 19, 2007. A copy of the press release is filed as Exhibit (a)(5)(vi) to this Amendment and is incorporated herein by reference.
12. Exhibits.
     The information set forth in Item 12 is hereby amended and supplemented by adding immediately following the reference to Exhibit (a)(5)(v) the following:
“(a)(5)(vi) Press Release, dated September 26, 2007, announcing the final results of the Tender Offer.”

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 to Schedule TO is true, complete and correct.

AGILYSYS, INC.
By:	/s/ Rita A. Thomas
	Name:	Rita A. Thomas
	Title:	Vice President, Corporate Counsel and Assistant Secretary

Date:  September 26, 2007

3